UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE §240.13d-2(a)

(Amendment No. 1)*

Kingstone Companies, Inc.
(Name of Issuer)

Common Stock, $.01 Par Value
(Title of Class of Securities)

496719105
(CUSIP Number)

Jack D. Seibald
1010 Franklin Avenue
Suite 303
Garden City, New York 11530
(516) 746-5718
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2009
 (Date of Event Which Requires Filing of This Statement)

If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [X]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

SCHEDULE 13D

CUSIP No.                      496719105

1.           Name of Reporting Person

Jack D. Seibald

2.	Check the appropriate box if a member of a group	(a) [X]

(b) [    ]
3.           SEC Use Only

4.           Source of Funds
NA (See Item 3 below)

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.           Citizenship or Place of Organization
United States

Number of Shares               7.           Sole Voting Power
Beneficially Owned                             158,394
By Each Reporting
Person With                         8.           Shared Voting Power
216,000

9.           Sole Dispositive Power
158,394

10.         Shared Dispositive Power
226,000

11.           Aggregate Amount Beneficially Owned by Reporting Person
384,394

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[X]

13.           Percent of Class Represented by Amount in Row (11)
12.3%

14.           Type of Reporting Person
IN

SCHEDULE 13D

CUSIP No.                      496719105

1.           Name of Reporting Person

Stephanie Seibald

2.	Check the appropriate box if a member of a group	(a) [X]

(b) [    ]
3.           SEC Use Only

4.           Source of Funds
NA (See Item 3 below)

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.           Citizenship or Place of Organization
United States

Number of Shares               7.           Sole Voting Power
Beneficially Owned                             -0-
By Each Reporting
Person With                         8.           Shared Voting Power
116,000

9.          Sole Dispositive Power
                 -0-

10.        Shared Dispositive Power
116,000

11.           Aggregate Amount Beneficially Owned by Reporting Person
116,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[X]

13.           Percent of Class Represented by Amount in Row (11)
3.9%

14.           Type of Reporting Person
IN

SCHEDULE 13D

CUSIP No.                      496719105

1.           Name of Reporting Person

SDS Partners I, Ltd.

2.	Check the appropriate box if a member of a group	(a) [X]

(b) [    ]
3.           SEC Use Only

4.           Source of Funds
NA (See Item 3 below)

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.           Citizenship or Place of Organization
Florida

Number of Shares                7.           Sole Voting Power
Beneficially Owned                               -0-
By Each Reporting
Person With                          8.          Shared Voting Power
100,000

9.           Sole Dispositive Power
-0-

10.         Shared Dispositive Power
100,000

11.           Aggregate Amount Beneficially Owned by Reporting Person
100,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[X]

13.           Percent of Class Represented by Amount in Row (11)
3.4%

14.           Type of Reporting Person
PN

SCHEDULE 13D

CUSIP No.                      496719105

1.           Name of Reporting Person

Boxwood FLTD Partners

2.	Check the appropriate box if a member of a group	(a) [X]

(b) [    ]
3.           SEC Use Only

4.           Source of Funds
NA (See Item 3 below)

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.           Citizenship or Place of Organization
Delaware

Number of Shares               7.           Sole Voting Power
Beneficially Owned                             3,000
By Each Reporting
Person With                         8.           Shared Voting Power
-0-

9.          Sole Dispositive Power
3,000

10.        Shared Dispositive Power
-0-

11.           Aggregate Amount Beneficially Owned by Reporting Person
3,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[X]

13.           Percent of Class Represented by Amount in Row (11)
0.1%

14.           Type of Reporting Person
PN

SCHEDULE 13D

CUSIP No.                      496719105

1.           Name of Reporting Person

Stewart Spector

2.	Check the appropriate box if a member of a group	(a) [X]

(b) [    ]
3.           SEC Use Only

4.           Source of Funds
NA (See Item 3 below)

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.           Citizenship or Place of Organization
United States

Number of Shares               7.           Sole Voting Power
Beneficially Owned                              3,000
By Each Reporting
Person With                         8.          Shared Voting Power
100,000

9.          Sole Dispositive Power
-0-

10.        Shared Dispositive Power
103,000

11.           Aggregate Amount Beneficially Owned by Reporting Person
103,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[X]

13.           Percent of Class Represented by Amount in Row (11)
3.5%

14.           Type of Reporting Person
IN

SCHEDULE 13D

CUSIP No.                      496719105

1.           Name of Reporting Person

Barbara Spector

2.	Check the appropriate box if a member of a group	(a) [X]

(b) [    ]
3.           SEC Use Only

4.           Source of Funds
NA (See Item 3 below)

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.           Citizenship or Place of Organization
United States

Number of Shares                7.           Sole Voting Power
Beneficially Owned                              3,000
By Each Reporting
Person With                          8.           Shared Voting Power
100,000

9.           Sole Dispositive Power
 -0-

10.         Shared Dispositive Power
103,000

11.           Aggregate Amount Beneficially Owned by Reporting Person
103,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[X]

13.           Percent of Class Represented by Amount in Row (11)
3.5%

14.           Type of Reporting Person
IN

SCHEDULE 13D

CUSIP No.                      496719105

1.           Name of Reporting Person

Karen Dubrowsky

2.	Check the appropriate box if a member of a group	(a) [X]

(b) [    ]
3.           SEC Use Only

4.           Source of Funds
NA (See Item 3 below)

5.	Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)[ ]

6.           Citizenship or Place of Organization
United States

Number of Shares               7.           Sole Voting Power
Beneficially Owned                             4,000
By Each Reporting
Person With                         8.           Shared Voting Power
-0-

9.          Sole Dispositive Power
-0-

10.        Shared Dispositive Power
4,000

11.           Aggregate Amount Beneficially Owned by Reporting Person
4,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[X]

13.           Percent of Class Represented by Amount in Row (11)
0.1%

14.           Type of Reporting Person
IN

ITEM 1.                   Security and Issuer

This statement amends and supplements the Schedule 13D filed on May 2, 2005, relating to shares of common stock, par value $.01 per share (the “Common Stock”), of Kingstone Companies, Inc. (formerly DCAP Group, Inc.), a Delaware corporation (the “Company”).

The address of the principal executive offices of the Company is 1158 Broadway, Hewlett, New York 11557.

ITEM 2.	Identity and Background.

(a)	Names of Reporting Persons:

Jack D. Seibald (“J. Seibald”)
Stephanie Seibald (“S. Seibald”)
SDS Partners I, Ltd. (“SDS”)
Boxwood FLTD Partners (“Boxwood”)
Stewart Spector (“S. Spector”)
Barbara Spector (“B. Spector”)
Karen Dubrowsky (“Dubrowsky” and together with J. Seibald, S. Seibald, SDS, Boxwood, S. Spector and B. Spector, the “Reporting Persons”)

(b)	Residence or business address:

J. Seibald
1010 Franklin Avenue
Suite 303
Garden City, New York 11530

S. Seibald
c/o J. Seibald
1010 Franklin Avenue
Suite 303
Garden City, New York 11530

SDS
43 Hampshire Lane
Boynton Beach, Florida 33436

Boxwood
1336 Boxwood Drive West
Hewlett Harbor, New York 11557

S. Spector
43 Hampshire Lane
Boynton Beach, Florida 33436

B. Spector
43 Hampshire Lane
Boynton Beach, Florida 33436

Dubrowsky
36 East Voss Avenue
East Rockaway, New York 11518

(c)           J. Seibald:  J. Seibald is a Managing Director of Concept Capital, a division of SMH Capital, Inc., a broker-dealer, and a Managing Member of Whiteford Advisors, LLC, an investment management firm.  J. Seibald is also a director and a member of the Audit Committee, Nominating Committee and Compensation Committee of the Board of Directors of the Company.

S. Seibald:  S. Seibald is a homemaker.

SDS:  SDS is a limited partnership organized under the laws of the State of Florida.

Boxwood:  Boxwood is a limited partnership organized under the laws of the State of Delaware.

S. Spector:  S. Spector is retired.

B. Spector:  B. Spector is retired.

Dubrowsky:  Dubrowsky is a homemaker.

(d)           None of the Reporting Persons have been convicted in a criminal proceeding in the last five years.

(e)           None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)           J. Seibald, S. Seibald, S. Spector, B. Spector and Dubrowsky are citizens of the United States of America; SDS is a limited partnership organized under the laws of the State of Florida; and Boxwood is a limited partnership organized under the laws of the State of Delaware.

ITEM 3.                 Source and Amount of Funds or Other Consideration.

N/A

ITEM 4.                  Purpose of Transaction

Effective May 12, 2009, a retirement trust established for the benefit of J. Seibald (the “Seibald Retirement Trust”) exchanged a promissory note issued by the Company in the approximate principal amount of $288,000 for shares of the Company’s Series E preferred stock (the “Series E Shares”).  The Series E Shares are convertible at any time, at the option of the Seibald Retirement Trust, into 144,230 shares of Common Stock.

ITEM 5.                  Interest in Securities of the Issuer

J. Seibald and S. Seibald jointly own 113,000 shares of Common Stock, representing approximately 3.8% of the Company’s issued and outstanding shares.  J. Seibald and S. Seibald are husband and wife.  J. Seibald beneficially owns an additional 14,164 shares of Common Stock, 144,230 shares of Common Stock that are issuable to the Seibald Retirement Trust upon the conversion of the Series E Shares and 113,000 shares of Common Stock based upon his status as a general partner of Boxwood and pursuant to powers of attorney granted to him, as described in Item 6 hereof.  S. Seibald beneficially owns an additional 3,000 shares of Common Stock based upon her status as a general partner of Boxwood.  SDS owns 100,000 shares of Common Stock (the “SDS Shares”), representing approximately 3.4% of the Company’s issued and outstanding shares.  Boxwood owns 3,000 shares of Common Stock (the “Boxwood Shares”), representing less than 1% of the Company’s issued and outstanding shares.  S. Spector holds 3,000 shares of Common Stock in an individual retirement account (the “S. Spector Shares”), representing less than 1% of the Company’s issued and outstanding shares.  B. Spector holds 3,000 shares of Common Stock in an individual retirement account (the “B. Spector Shares”), representing less than 1% of the Company’s issued and outstanding shares.  S. Spector and B. Spector beneficially own an additional 100,000 shares of Common Stock based upon their status as general partners of SDS.  Dubrowsky holds 4,000 shares of Common Stock in an individual retirement account (the “Dubrowsky Shares”), representing less than 1% of the Company’s issued and outstanding shares.  S. Spector and B. Spector are S. Seibald's parents. Dubrowsky is J. Seibald's sister-in-law.  All percentages herein are based upon the 2,979,582 shares of Common Stock of the Company that were issued and outstanding as of October 19, 2009 (based on the Company’s Proxy Statement for the 2009 Annual Meeting of Stockholders) plus, with respect to J. Seibald, the number of shares issuable to the Seibald Retirement Trust pursuant to a conversion of the Series E Shares.

ITEM 6.	Contracts, Agreements, Understandings or Relationships
with Respect to Securities of the Issuer

J. Seibald, S. Seibald and their three children, S. Spector, B. Spector and Dubrowsky are beneficiaries of a trust that is a limited partner of SDS.  The general partners of SDS are S. Spector and B. Spector.  The general partners of Boxwood are J. Seibald and S. Seibald.  SDS, S. Spector, B. Spector and Dubrowsky have each granted to J. Seibald the power-of-attorney to hold, pledge, transfer, assign, sell or otherwise dispose of, by endorsement or otherwise, the SDS Shares, the S. Spector Shares, the B. Spector Shares and the Dubrowsky Shares, respectively. SDS has additionally granted to J. Seibald the power-of-attorney to attend, vote for and otherwise take part in all and any general meetings of the Company, whether ordinary or extraordinary, held by or in connection with the SDS Shares.

ITEM 7.                  Material to be Filed as Exhibits

Certificate of Designations of Series E Preferred Stock.1

1 Incorporated by reference to Form 8-K filed by the Company for an event dated May 12, 2009.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 9, 2009                                                                    /s/ Jack D. Seibald
Jack D. Seibald

/s/ Stephanie Seibald
Stephanie Seibald

SDS PARTNERS I, LTD.

By:  /s/ Jack D. Seibald
        Jack D. Seibald, Attorney-in-Fact

BOXWOOD FLTD PARTNERS

By:  /s/ Jack D. Seibald
        Jack D. Seibald, Attorney-in-Fact

STEWART SPECTOR

By:  /s/ Jack D. Seibald
        Jack D. Seibald, Attorney-in-Fact

BARBARA SPECTOR

By:  /s/ Jack D. Seibald
        Jack D. Seibald, Attorney-in-Fact

KAREN DUBROWSKY

By:  /s/ Jack D. Seibald
        Jack D. Seibald, Attorney-in-Fact